Contact

www.linkedin.com/in/owenodoherty
(LinkedIn)

Top Skills

Leadership
Strategic Planning
Product Development

Honors-Awards

UCC Entrepreneur of the Year Outright Winner 2015
College Scholar & Monetary Scholarship
College Scholar
College Scholar
Microsoft Gold Medal for Innovation

Owen O'Doherty

Chief Executive Officer
Ireland

Experience

DonorSee

1 year 6 months

Chief Executive Officer
July 2022 - Present (6 months)
Washington DC-Baltimore Area

Chief Product & Growth Officer
July 2021 - July 2022 (1 year 1 month)
Washington, District of Columbia, United States

DonorSee is an exciting and innovative charitable crowdfunding technology platform and company with a mission to transform lives and pathways. In pursuit of that mission, DonorSee is driving a paradigm shift in how people and organizations view and participate in charitable giving.

My role at DonorSee is that of Chief Growth Officer, where I am responsible for accelerating the impact of DonorSee- driving growth and business development, with responsibility for establishing strategic direction, and leading teams across marketing, sales, product, and innovation in growing that impact and serving the needs of our partners and community of Donors.

Carefolk

Founder & CEO
January 2016 - Present (7 years)
Cork

Carefolk provide a patient centered integrated care platform for multi-disciplinary care teams, primary care teams, families and care professionals. The Carefolk platform is designed to drive efficiencies in care provision, and provide teams and individuals the right tools and resources to provide care, in the right place, at the right- Carefolk is a driver of the shift to community based care.
Designed to integrate easily and break down the traditional silos in care provision, Carefolk digitises team work flows and care pathways around one shared care record, giving clinicians, community health professionals and

families the tool set they need, while giving administrators and planners to coordinate resources and plan using real time data and analytics.
A core pillar of Carefolk's success is our dedication to delivering a design and user experience that people love, regardless of their comfort levels with technology. People on the frontline love Carefolk.

In 2017, Carefolk was recipient of two national awards in Ireland, winning Best eHealth/Digital Award, and Best Primary Care/Community award at the IMSTA Medtech awards in Dublin, becoming the first company ever to carry 2 different awards categories on one night.

University College Cork

Guest Lecturer, Masters in Business Information Systems & Analytics

September 2018 - July 2019 (11 months)

County Cork, Ireland

I guest lectured for 2 hours per week to a UCC Masters class in BIS and analytics during the 2018/29 academic year.
I prepped, lectured and mentored a talented multi-national group of students throughout their project module where they had to:
• Conceive of ideas for products that solved real world user and customer pains.
• Engage in a proper problem and commercial validation process to determine the validity of their ideas.
• Build a technical MVP of their product.

Spanning different and diverse verticals -encompassing SW & HW, machine learning, AI image recognition, data visualization and analytics - the students worked on advanced projects for a range of user groups, including the Irish Navy.

American Tower

Software Developer (Contractor)

March 2014 - February 2016 (2 years)

Woburn, Massachusetts

About American Tower Inc.:
American Tower Corporation is an S&P 500 and a Forbes Global 2000 company that is a leading owner and operator of wireless and broadcast

communications sites in North America. American Tower is headquartered in Boston, Massachusetts and has local offices worldwide.

I work as part of the custom development team with American Tower.

Projects working on:
1) A company wide migration (on a staggered basis) from multiple legacy systems to a single out-of-box solution. I was part of the team tasked with the creation, monitoring and validation of data migration jobs (SQL Stored Procedures, Server Agent), and was specifically tasked with the creation of a web based jobs admin and monitoring application (front to back end) to schedule and monitor jobs, as well as administer job parameters and permissions.

2) Tasked with the creation of web based app to automate existing business processes, specifically document generation.

Primary Technologies:
C#, Razor, .NET MVC, ASP.NET, SQL Server, SQL Stored Procedures, Aspose, Javascript, KnockoutJS, Bootstrap, Entity Framework, Dapper

Credit Union

Manager (Operations, IT, Business Development)
April 2005 - August 2011 (6 years 5 months)
Ballincollig, Cork

* Operations Management

* Plan & lead roll-out of IT development projects. (Systems migrations/ roll-out of new services to customers)

* Create and lead marketing campaigns/team

* Web Design and Development

* Graphic Design and Advertising

RISK:

* Creation of a risk register.

* Formulating of policies and procedures on Governance and Risk

* Implementation of an Internal Audit system, Governance, and Risk system.

* Business Continuity Planning

Education

University College Cork

Bachelor's Degree, Business Information Systems · (2011 - 2015)